SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2006
Commission File Number	000-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report dated January 25, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

January 18, 2006

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on January 18, 2006 in Canada.

Item 4	Summary of Material Change

On January 18, 2006, the Company announced that it had agreed to issue and sell to an investor by way of a non-brokered private placement an aggregate of approximately 10,799,000 units (“Units”) at a purchase price of U.S.$2.90 per Unit for aggregate gross proceeds of approximately U.S.$31,317,100. Each Unit will consist of one common share (“Common Share”) in the capital of the Company and 1.512 common share purchase warrants (“Warrants”). In the aggregate, the Company will be issuing 10,799,000 Common Shares and 16,333,000 Warrants. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a purchase price of U.S.$4.50 per share for a period of 18 months commencing on the later of: (i) 61 days from the closing date of the private placement; and (ii) 45 days following the receipt of the Permit for the Company’s Las Cristinas Project in Venezuela.

Item 5	Full Description of Material Change

On January 18, 2006, the Company announced that it had agreed to issue and sell to an investor by way of a non-brokered private placement an aggregate of approximately 10,799,000 Units at a purchase price of U.S.$2.90 per Unit for aggregate gross proceeds of approximately U.S.$31,317,100. Each Unit will consist of one Common Share in the capital of the Company and 1.512 Warrants. In the aggregate, the Company will be issuing 10,799,000 Common Shares and 16,333,000 Warrants. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a purchase price of U.S.$4.50 per share for a period of 18 months commencing on the later of: (i) 61 days from the closing date of the private placement; and (ii) 45 days following the receipt of the Permit for the Company’s Las Cristinas Project in Venezuela. The Company plans to use the net proceeds from the private placement of the Units to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

A finder’s fee will be payable to the Company’s financial advisor on the closing date of the private placement.

The private placement, which is subject to the execution of definitive documents and receipt of all necessary approvals (including the approval of the Toronto Stock Exchange), is expected to close on or about January 31, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Dan Hamilton

Vice President, Controller

Telephone:	416.777.7329

Item 9            Date of Report

January 25, 2006

CRYSTALLEX INTERNATIONAL CORPORATION

By:       Dan Hamilton

Name:	Dan Hamilton
Title:	Vice President, Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	January 25, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Vice President, Controller